SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Reliance Steel & Aluminum Co. Master 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Contents

Reports of Independent Registered Public Accounting Firms	4-5

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	7

Notes to Financial Statements	8-16

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2006	17

Signatures	18

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	19
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	20
EXHIBIT 23.1
EXHIBIT 23.2

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Reliance Steel &
Aluminum Co.
Master 401(k) Plan
Financial Statements
and Supplemental Schedule
As of December 31, 2006 and 2005 and
for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
Reliance Steel & Aluminum Co. Master 401(k) Plan
Los Angeles, California
We have audited the accompanying statement of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Los Angeles, California
October 15, 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator
Reliance Steel & Aluminum Co. Master 401(k) Plan
Los Angeles, California
We have audited the accompanying statement of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Vasquez & Company LLP
Los Angeles, California
October 31, 2007

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets

Investments, at fair value:
Interest bearing cash	$1,187,848	$661,502
Money market fund	18,972,859	15,465,946
Mutual funds	183,333,737	158,607,627
Reliance Steel & Aluminum Co. common stock	25,805,084	16,302,476
Participant loans	7,038,677	6,443,897

Total investments	236,338,205	197,481,448

Non interest bearing cash	119,475	154,001

Receivables:
Participant contributions	483,988	319,893
Employer contributions	7,980,171	7,014,437
Other	44,143	29,350

Total receivables	8,508,302	7,363,680

Total Assets	244,965,982	204,999,129

Liabilities

Excess contributions payable	84,715	123,176

Net assets available for benefits	$244,881,267	$204,875,953

See accompanying independent auditors’ reports and notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2006

Additions

Investment income:
Interest and dividends	$9,444,039
Net appreciation in fair value of investments	16,858,703

Total investment income	26,302,742

Contributions:
Participant	14,352,294
Employer	7,983,312
Rollover	2,016,947

Total contributions	24,352,553

Plan transfer	4,167,400

Total additions	54,822,695

Deductions

Benefits paid to participants and beneficiaries	14,740,637
Deemed distributions of participant loans	30,634
Administrative expenses	46,110

Total deductions	14,817,381

Net increase	40,005,314

Net assets available for benefits, beginning of year	204,875,953

Net assets available for benefits, end of year	$244,881,267

See accompanying independent auditors’ reports and notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan	The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description.

General

The Plan was originally formed in 1996 and was entitled the Reliance Steel & Aluminum Co. 401(k) Savings Plan. Effective April 1, 1998, the Plan was amended, restated and renamed the Reliance Steel & Aluminum Co. Master 401(k) Plan. The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company” or “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. whose subsidiaries are participating employers (“Participating Employer”) in the Plan. The Plan is administered by the VP of Human Resources (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of the consolidated group, other than those listed herein, are not covered under this Plan.

Allegheny Steel Distributors, Inc.	Lusk Metals
Aluminum and Stainless, Inc.	Pacific Metal Company
American Metals Corporation	PDM Steel Service Centers, Inc.
American Steel, LLC	Phoenix Corporation
AMI Metals, Inc.	RSAC Management Corp.
CCC Steel, Inc.	Service Steel Aerospace Corp.
Central Plains Steel Co.	Siskin Steel & Supply Company, Inc.
Chapel Steel Corp.	Toma Metals, Inc.
Chatham Steel Corporation	Valex Corp.
Durrett Sheppard Steel Co, Inc.	Viking Materials, Inc.
Liebovich Bros., Inc.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	On January 1, 2006, the Chapel Steel Corp. 401(k) Profit Sharing Plan (“Chapel Plan”) was merged into the Plan. Chapel Steel Corp. (“Chapel”) employees received past service credit under the Plan for their period of employment with Chapel for purposes of eligibility and vesting service.

On July 19, 2006, there was a two for one stock split of Reliance Steel & Aluminum Co. common stock. All share amounts disclosed in the financial statements have been adjusted to reflect the stock split.

Effective Plan year 2006, the Company will make discretionary employer contributions on behalf of employees of Durrett Sheppard Steel Co., Inc. Prior to this date, the Company did not make discretionary employer contributions.

As of August 31, 2006, Central Plains Steel Co. (“CPS”) ceased to be a subsidiary of the Company and on September 1, 2006 became two separate divisions under Reliance Steel & Aluminum Co. Consequently, CPS ceased to be a participating employer under the Plan as of August 31, 2006 and the CPS Plan participants became Plan participants under Reliance Steel & Aluminum Co. with no change in eligibility or vesting status.

Participation

Each employee is eligible to participate on the first entry date (first day of each Plan calendar quarter) after the completion of three months of service.

Contributions

Plan participants may make salary deferral contributions to the Plan in an amount not in excess of the maximum allowed by the Internal Revenue Code. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, and allocations of Plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%
Participant Loans
Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to participant loans are determined by the Plan Administrator based on prevailing market rates at the time the loan is granted. Loans are repayable ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. Loans to participants as of December 31, 2006 bear interest at rates ranging from 4.75% to 10.50% and mature through December 2016.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. Forfeited nonvested accounts totaled $129,846 and $100,011 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, forfeitures in the amount of $129,846 were used to reduce the Company’s contributions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Most investment service fees are paid by the Plan and are offset against the related investment income.

2.	Summary of Significant Accounting Policies	Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in a unitized common stock fund are stated at fair value based on the quoted market price of the funds, which represents the net asset value of the shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Risks and Uncertainties

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan participates in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions

Benefits paid to participants are recorded when paid.

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Notes to Financial Statements

3.	Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2006 and 2005, the Plan held 923,538 and 750,632 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $27,156,550 and $17,147,329, respectively. As of December 31, 2006 and 2005, the Reliance Steel & Aluminum Co. stock fund consisted of 655,284 and 533,458 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $25,805,084 and $16,302,476, respectively, and interest bearing cash of approximately $1,187,848 and $661,502, respectively, and other receivables and cash of approximately $163,618 and $183,351, respectively. Liabilities of the Reliance Steel & Aluminum Co. stock fund totaling $131,288 and $26,843 are reported on the Form 5500 at December 31, 2006 and 2005, respectively. These liabilities are not reflected on the accompanying financial statements (see Note 8).

The following investments represent 5% or more of the Plan’s net assets at December 31, 2006:

	2006	2005

Fidelity Freedom 2020 Fund	$27,205,150	$21,542,769
Reliance Steel & Aluminum Co. Common Stock	25,805,084	16,302,476
Fidelity Diversified International Fund	21,899,342	16,029,813
Spartan U.S. Equity Index Fund	19,454,320	17,228,164
Fidelity Retirement Money Market Portfolio Fund	18,972,859	15,465,946
Neuberger & Berman Genesis Trust Fund	18,882,018	20,406,428
Fidelity Mid-Capital Stock Fund	18,163,238	14,512,711
Fidelity Fund	16,352,825	14,616,644
Fidelity Freedom 2010 Fund	15,686,958	13,437,620
MAS Mid-Cap Growth Portfolio Fund	14,355,219	13,899,250

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Notes to Financial Statements

3.	Investments (Continued)	During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,858,703 as follows:

Amount

Mutual funds	$11,885,845
Reliance Steel & Aluminum Co. common stock	4,972,858

Total	$16,858,703

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	Income Tax Status	The Plan obtained its latest determination letter on May 31, 2005, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) including amendments to comply with recent legislation (GUST). The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

6.	Related Party Transactions	Certain Plan investments are shares of mutual funds, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for administrative expenses amounted to $46,110 for the year ended December 31, 2006.

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Notes to Financial Statements

7.	Excess Contributions Payable	Excess contributions payable represents amount owed to several participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The Plan returned such excess contributions to the participants and paid the related excise taxes subsequent to the Plan’s year end.

8.	Reconciliation of Financial Statements to	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:
Form 5500

December 31,	2006	2005

Net assets available for benefits as reported on Form 5500	$244,749,979	$204,849,110
Other liabilities	131,288	26,843

Net assets available for benefits as reported on accompanying financial statements	$244,881,267	$204,875,953

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2006

Total investment income as reported on Form 5500	$26,198,297

Benefits payable and other liabilities:
Beginning of period	(26,843)
End of period	131,288

Total investment income as reported on the accompanying financial statements	$26,302,742

Supplemental Schedule

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule of Assets (Held at End at End of Year)
as of December 31, 2006

	(b)
	Identity of issuer, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of investment	Cost	Current value

	Interest bearing cash
*	Fidelity Management Trust Company	Cash	a	$1,187,848

	Money market fund
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio Fund	a	18,972,859

	Mutual funds
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	a	27,205,150
		Fidelity Diversified International Fund	a	21,899,342
		Spartan U.S. Equity Index Fund	a	19,454,320
		Neuberger & Berman Genesis Trust Fund	a	18,882,018
		Fidelity Mid-Capital Stock Fund	a	18,163,238
		Fidelity Fund	a	16,352,825
		Fidelity Freedom 2010 Fund	a	15,686,958
		MAS Mid-Cap Growth Portfolio Fund	a	14,355,219
		Fidelity Freedom 2030 Fund	a	11,153,605
		Fidelity Intermediate Bond Fund	a	8,773,550
		Spartan Total Market Index Fund	a	5,334,232
		Fidelity Freedom 2040 Fund	a	2,233,146
		Fidelity Freedom 2000 Fund	a	2,137,307
		Freedom Income Fund	a	1,702,812
		Fidelity Freedom 2050 Fund	a	10
		Fidelity Freedom 2045 Fund	a	5

		Total mutual funds		183,333,737

	Common stock
*	Reliance Steel & Aluminum Co.	Common stock	a	25,805,084

	Loans
*	Participant Loans	Loans to participants with interest rates ranging from 4.75% to 10.50%, collateralized by participants’ account balances	—	7,038,677

	Total investments			$236,338,205

*	—	Represents a party-in-interest as defined by ERISA.

a	—	The cost of participant-directed investments is not required to be disclosed

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: November 6, 2007	By:	/s/ Karla Lewis
Karla Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee